UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. announced  today that its corporate partner Cook Incorporated, announced today that Cook will begin the first U.S. clinical trial of a drug-coated stent for a peripheral (non-coronary) artery. The study will examine whether drug-coated stents, which have shown clinical success in treating coronary artery disease, can have similar benefits in treating peripheral vascular disease.  Cook’s DESTINY trial is the first clinical investigation approved by the U.S. Food and Drug Administration to study the effectiveness of a drug-eluting stent for a peripheral artery. The DESTINY trial will investigate the use of the Zilver® PTX paclitaxel-eluting stent in the above-the-knee femoropopliteal artery.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  July 28, 2004

      By: /s/ David Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Wednesday, July 28, 2004

ANGIOTECH PARTNER TO BEGIN FIRST U.S. CLINICAL TRIAL OF A

DRUG-ELUTING NON-CORONARY STENT

VANCOUVER, July 28, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner Cook Incorporated, announced today that Cook will begin the first U.S. clinical trial of a drug-coated stent for a peripheral (non-coronary) artery. The study will examine whether drug-coated stents, which have shown clinical success in treating coronary artery disease, can have similar benefits in treating peripheral vascular disease.

Cook’s DESTINY trial (Drug-Eluting StenT IN the SFA/Fempop ArterY) is the first clinical investigation approved by the U.S. Food and Drug Administration to study the effectiveness of a drug-eluting stent for a peripheral artery. The DESTINY trial will investigate the use of the Zilver® PTX paclitaxel-eluting stent in the above-the-knee femoropopliteal artery, Cook officials reported. It will be conducted initially at ten U.S. medical facilities and will enroll 60 patients, with an expanded trial likely pending further FDA review. Cook expects to enroll its first patient in the DESTINY trial in September.

“This is one of the most anticipated trials in years,” said the DESTINY trial’s national principal investigator Michael D. Dake, M.D., chief of cardiovascular and interventional radiology at Stanford University School of Medicine. “There is tremendous investigator enthusiasm for DESTINY to determine if benefits comparable to those achieved in patients with coronary lesions can be obtained by translating similar drug-eluting stent technology to symptomatic individuals with peripheral arterial disease.”

Like the arteries feeding the heart muscle, arteries in other areas of the body can narrow due to vascular disease and become partially or fully blocked, a condition called stenosis. Using a small balloon inflated inside the artery at the site of the blockage, physicians can open many blockages in a procedure called an angioplasty. But, much like coronary arteries can redevelop health-threatening blockages in a process called restenosis, peripheral arteries also may close again months or years following angioplasty.

Stents, small metal devices that act like scaffolds to prop open blocked arteries, have become enormously successful at reducing the rate of restenosis in both coronary and peripheral arteries. But even these advanced devices sometimes cannot hold open an artery as it forms new blockages. For heart patients, the advent of stents coated with drugs to retard or eliminate the metabolic processes that cause blockages to return has proven enormously successful, making these devices among the great medical success stories of recent years.

The DESTINY trial will examine whether the Zilver PTX self-expanding vascular stent coated with an anti-tumor agent called paclitaxel can provide clinical benefit to patients receiving stents in the femoropopliteal artery, Cook officials explained. The Zilver PTX Peripheral Stent is an investigational device not approved for sale in the United States.

With international headquarters in Bloomington, Ind., privately held COOK® (www.cookgroup.com/) is a leading designer, manufacturer and global distributor of minimally invasive medical device technology for diagnostic and therapeutic procedures. Since its founding in 1963, Cook has created innovative technologies for stents and stent-grafts, catheters, wire guides, introducer needles and sheaths, embolization coils, medical biomaterials, vena cava filters and other minimally invasive medical devices for radiology, cardiology, urology and OBN/GYN, critical care medicine, surgery, gastroenterology, bone access and endovascular therapies.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Rui Avelar (Investors)

(604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media)

(212) 252-8545 ext 12

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